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                               May 5, 2021

       Raluca Dinu, Ph.D.
       Chief Executive Officer and President
       GigCapital2, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital2, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 28,
2021
                                                            File No. 333-252824

       Dear Dr. Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

       Amendment No. 3 to Form S-4 filed April 28, 2021

       Risk Factors, page 62

   1. We note the risk factor in your Form 10-K/A filed on April 21, 2021 entitled "Certain of our warrants are being
accounted for as a warrant liability and are being recorded at fair value upon issuance
with changes in fair value each period reported in earnings, which may have an adverse
effect on the market price of our Common Stock..." Please tell us why it would not be
appropriate to include similar risk factor disclosure in this filing, to the extent applicable,
or revise your disclosure as appropriate.

              You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if
       you have questions regarding comments on the financial statements and related matters. Please
 Raluca Dinu, Ph.D.
GigCapital2, Inc.
May 5, 2021
Page 2

contact Tim Buchmiller at 202-551-3635 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameRaluca Dinu, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameGigCapital2, Inc.
                                                        Office of Life Sciences
May 5, 2021 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName